Form 10-Q                                                Crawford & Company
Quarter Ended June 30, 1997                              Page 7


                 NOTES TO CONDENSED FINANCIAL STATEMENTS

1. The condensed financial statements included herein have been prepared by the Registrant, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements and related notes contained in the Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1996.

    In the opinion of management, the condensed financial statements included herein contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position of the Registrant as of June 30, 1997, and the results of its operations and cash flows for the three- and six-month periods then ended.

2. The results of operations for the six-month period ended June 30, 1997, are not necessarily indicative of the results to be expected during the balance of the year ending December 31, 1997.

3. The Company completed the agreement signed December 19, 1996, with Swiss Reinsurance Company (Swiss Re) to merge both companies' claims services firms outside the United States into Crawford-THG Limited, in which the Company has a 60% controlling interest. The merger was accounted for as a partial sale of the Company's 100% owned subsidiary, Crawford & Company International (CCI), to Swiss Re and a partial acquisition of Swiss Re's 100% owned subsidiary, Thomas Howell Group (THG), by the Company. Swiss Re's 40% interest in the equity and net income/loss of the joint venture is reflected in the accompanying financial statements as minority interest.

4. Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the respective periods. The effect of common stock equivalents was less than 3% dilutive in both 1997 and 1996 and, therefore, the effect on primary earnings per share has not been shown.

    The Company plans to adopt Statement of Financial Standards ("SFAS") No. 128, "Earnings per Share," effective December 15, 1997. This statement will require dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and will require restatement of all prior-period EPS data presented. If this statement had been effective January 1, 1997, the basic EPS would be $0.40 per share and the diluted EPS would be $0.39 per share for the six-month period ended
June 30, 1997, compared to basic EPS and diluted EPS of $0.40 per share for the first six months of 1996.


Form 10-Q                                                Crawford & Company
Quarter Ended June 30, 1997                              Page 8


5. In July 1997, the Financial Accounting Standards Board issued two new statements. SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of "comprehensive income," which is the total of net income and all other non-owner changes in stockholders' equity, and its components. The Company is in the process of evaluating SFAS No. 130 and its impact and will adopt the standard in the first quarter of its 1998 fiscal year.

    SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," supersedes SFAS Nos. 14, 18, 24 and 30 and establishes new standards for segment reporting, using the "management approach," in which reportable segments are based on the same criteria on which management disaggregates a business for making operating decisions and assessing performance. The Company is in the process of evaluating SFAS No. 131 and its impact and will adopt the standard for its 1998 fiscal year.

6. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents for purposes of the Statements of Cash Flows.

7. On February 4, 1997, the Board of Directors declared a three-for-two stock split on both the Class A Common Stock and Class B Common Stock. The split was effected in the form of a 50% stock dividend on the outstanding shares of each class, paid on March 25, 1997 to stockholders of record on March 11, 1997. All share and per share amounts in the accompanying financial statements have been restated to give retroactive effect to the stock split.


Form 10-Q                                               Crawford & Company
Quarter Ended June 30, 1997                             Page 9


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Condition

At June 30, 1997, current assets exceeded current liabilities by approximately $151.2 million, an increase of $14.9 million from the working capital balance at December 31, 1996. Cash and cash equivalents at June 30, 1997 totaled
$71.3 million, increasing $15.9 million from the balance at the end of 1996. The Company held no short-term investments at June 30, 1997 or December 31, 1996. Cash was generated primarily from operating activities, while the principal uses of cash were for repurchases of common stock, dividends paid to shareholders, and acquisitions of property and equipment. At June 30, 1997, the ratio of current assets to current liabilities was 2.0 to 1 compared with
2.2 to 1 at the end of 1996.

During 1996, the Company announced a share repurchase program to acquire up to an aggregate of 3,000,000 shares of its Class A or Class B Common Stock through open market purchases. Through June 30, 1997, the Company has reacquired 1,851,200 shares of its Class A Common Stock and 409,850 shares of its Class B Common Stock at an average cost of $13.48 and $13.43 per share, respectively.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements of its foreign subsidiaries or other financing needs that may arise. Short-term borrowings outstanding as of June 30, 1997, totaled $27.0 million, as compared to $8.4 million at the end of 1996, due to the acquisition of THG. Since the acquisition, short term borrowings have increased $9.7 million, as the Company's foreign operations have expended cash for the costs accrued in the first quarter restructuring charge. The Company believes that its current financial resources, together with funds generated from operations and existing and potential long-term borrowing capabilities, will be sufficient to maintain its current operations.

The Company does not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of its foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of its net investment in foreign operations.

Shareholders' investment at June 30, 1997 was $216.0 million, compared with $221.5 million at the end of 1996. Long-term debt totaled $3.6 million at June 30, 1997, or approximately 1.6% of shareholders' investment.


Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1997                            Page 10


Results of Operations

Operating results for the Company's domestic and international operations for the six- and three-month periods ended June 30, 1997 and 1996 are as follows:

                    Six-Month Period Ended June 30, 1997

                         Domestic         International           Total
                      1997      1996      1997      1996      1997      1996
                           (In thousands of dollars, except percentages)

Revenues            $280,939  $278,668  $ 67,581  $ 40,524  $348,520  $319,192

Compensation
 & Benefits          176,404   179,186    43,056    24,305   219,460   203,491
% of Revenues          62.8%     64.3%     63.7%     60.0%     63.0%     63.8%

Expenses Other
 than Compensation
 & Benefits           64,938    67,657    22,177    13,422    87,115    81,079
% of Revenues          23.1%     24.3%     32.8%     33.1%     25.0%     25.4%

Pretax Income Before
 Restructuring
 Charge and
 Minority Interest  $ 39,597  $ 31,825  $  2,348  $  2,797  $ 41,945  $ 34,622
% of Revenues          14.1%     11.4%      3.5%      6.9%     12.0%     10.8%

                    Three-Month Period Ended June 30, 1997

                         Domestic          International          Total
                      1997      1996      1997      1996      1997      1996
                           (In thousands of dollars, except percentages)

Revenues            $141,032  $137,556  $ 41,537  $ 20,073  $182,569  $157,629

Compensation
 & Benefits           86,971    86,435    26,632    12,139   113,603    98,574
% of Revenues          61.7%     62.8%     64.1%     60.5%     62.2%     62.5%

Expenses Other
 than Compensation
 & Benefits           33,285    34,787    13,018     7,124    46,303    41,911
% of Revenues          23.6%     25.3%     31.3%     35.5%     25.4%     26.6%

Pretax Income Before
 Restructuring
 Charge and
 Minority Interest  $ 20,776  $ 16,334  $  1,887  $    810  $ 22,663  $ 17,144
% of Revenues          14.7%     11.9%      4.5%      4.0%     12.4%     10.9%


Form 10-Q                                                Crawford & Company
Quarter Ended June 30, 1997                              Page 11


Revenues for the first six months and second quarter of 1997 were $348.5 million and $182.6 million, respectively, up 9.2% and 15.9% from the $319.2 million and $157.6 million for the same periods in 1996. Consolidated pretax income before restructuring charge and minority interest increased 21.2% and 32.2%, to $41.9 million and $22.7 million in the first six months and second quarter of 1997 compared to the same periods in 1996. While revenues increased 9.2% and 15.9% in the six- and three-month periods ended June 30, 1997, corresponding expenses increased only 7.7% and 13.8% due to efficiencies achieved in operating and support activities throughout the Company.


DOMESTIC OPERATIONS

Revenues

Domestic revenues from insurance companies and self-insured entities totaled $280.9 million for the six months ended June 30, 1997, an increase of .8% over the comparable period in 1996. Second quarter 1997 revenues totaled $141.0 million, an increase of 2.5% over related 1996 revenues of $137.6 million.

Domestic unit volume, measured principally by chargeable hours and excluding acquisitions, decreased approximately 2.6% and 1.7% in the first six months and second quarter of 1997, respectively, compared to the same periods in 1996. This decrease was partially offset by changes in the mix of services provided and in the rates charged for those services, the combined effects of which increased revenues by approximately 1.9% and 2.7% in the first six months and second quarter of 1997, respectively, compared to the comparable periods in 1996. The Company's acquisition of the Thomas Howell Group - Americas unit based in the United States increased domestic revenues by 1.5% in the first six months and second quarter of 1997 compared to 1996.

Revenues from domestic operations include $13.2 million in revenue from services provided by the Company's catastrophe adjusters during the first six months of 1997, principally to clients affected by natural or man-made disasters, including hurricanes, floods, hail storms and oil spills. During the same period in 1996, such revenue approximated $17.4 million. This decrease was due to a decrease in weather-related claims in the first half of 1997 compared to the first half of 1996. In the second quarter of 1997, revenues produced by the Company's catastrophe adjusters totaled $6.5 million, as compared to $9.0 million in the 1996 second quarter.

Compensation and Fringe Benefits

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. Domestic compensation expense decreased as a percent of revenues from 64.3% in the six months ended June 30, 1996 to 62.8% in the same period in 1997,


Form 10-Q                                               Crawford & Company
Quarter Ended June 30, 1997                             Page 12


and from 62.8% for the second quarter of 1996 to 61.7% for the second quarter in 1997. This decrease is due primarily to a decline in administrative compensation expense, resulting from a consolidation of administrative support functions.

Domestic salaries and wages of personnel other than contract managers decreased by 3.2% and 2.6%, from $131.3 million and $65.3 million in the first half and second quarter of 1996, respectively, to $127.1 million and $63.6 million in the comparable periods in 1997. Contract managers' compensation is based on the operating income of the offices which they manage. Compensation of these managers totaled $21.0 million and $10.6 million in the six- and three-month periods ended June 30, 1997, increasing 11.1% and 19.1% from related 1996 costs of $18.9 million and $8.9 million.

Payroll taxes and fringe benefits for domestic operations totaled $28.3 million in the first half of 1997, decreasing 2.4% from 1996 costs of $29.0 million, due primarily to lower employee group medical costs. Second quarter 1997 payroll taxes and fringe benefits totaled $12.8 million, an increase of 4.9% from second quarter 1996 costs of $12.2 million, due to higher workers' compensation costs.

Expenses Other than Compensation and Fringe Benefits

Domestic expenses other than compensation and related payroll taxes and fringe benefits approximated 23.1% and 23.6% of revenues for the six and three months ended June 30, 1997, respectively, down from 24.3% and 25.3% of revenues for the same periods in 1996. This decline is largely due to lower rent and occupancy costs, as branch locations have been consolidated into campus environments and excess space has been released.


INTERNATIONAL OPERATIONS

Revenues

Revenues from the Company's international operations totaled $67.6 million and $41.5 million for the first half and second quarter of 1997, respectively, a 66.9% and 106.5% increase from $40.5 million and $20.1 million for the same periods in 1996. This increase is primarily due to the acquisition of THG, with four month's results included in the first half of 1997, due to an acquisition effective date of January 1, 1997 and a two-month delay in reporting international results.


Form 10-Q                                               Crawford & Company
Quarter Ended June 30, 1997                             Page 13


Compensation and Fringe Benefits

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased from 60.0% and 60.5% in the six- and three-month periods ended June 30, 1996, to 63.7% and 64.1% in the comparable periods in 1997. Salaries and wages of international personnel increased from 52.4% and 52.7% of revenues in 1996 to 54.0% and 54.1% for the comparable periods in 1997. Payroll taxes and fringe benefits also increased as a percent of revenues, from 7.6% and 7.8% in the six- and three-month periods ended June 30, 1996, to 9.8% and 10.0% for the same periods in 1997, due primarily to more generous retirement programs maintained by the acquired THG entities.

Expenses Other than Compensation and Fringe Benefits

Expenses other than compensation and related payroll taxes and fringe benefits approximated 32.8% of international revenues for the first six months of 1997, compared to 33.1% of revenues for the same period in 1996. Second quarter expenses were 31.3% and 35.5% of international revenues for 1997 and 1996, respectively, with the decline due primarily to lower rent and occupancy costs through the integration of former Crawford and former THG operations. These expenses comprise a higher percentage of revenues than the Company's domestic operations due primarily to amortization of intangible assets and higher automobile, occupancy and interest costs.

Restructuring Charge

In connection with the acquisition of Thomas Howell Group, the Company recorded a pretax charge of $13 million for personnel, facilities and other costs associated with integration of the Company's international businesses. This one-time charge will be recovered through lower operating costs within a year after the restructuring is completed. After reflecting income tax benefits of $4.3 million and minority interest share of $3.5 million, this charge reduced Crawford's net income for the six months ended June 30, 1997 by $5.2 million, or $0.10 per share.

Minority Interest

Minority interest benefit of $2.5 million and minority interest expense of $.7 million was recorded in the first six and three months of 1997, respectively, reflecting Swiss Re's 40% minority interest in Crawford-THG Limited.


Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1997                            Page 14


FACTORS THAT MAY AFFECT FUTURE RESULTS

The Company expects to incur significant costs during the next two to three years to address the impact of the so-called Year 2000 problem on its information systems. The Year 2000 problem, which is common to most organizations, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information as the year 2000 approaches. The Company is in the process of assessing its systems and developing a specific work plan to address this issue. The Company believes it will be able to modify or replace its affected systems in time to minimize any detrimental effects on operations. While it is not yet possible to give an accurate estimate of the cost of this work, the Company expects that such costs may be material to the Company's results of operations in one or more fiscal quarters or years but will not have a material adverse impact on the long-term results of operations, liquidity or consolidated financial position of the Company.

Certain information discussed in the Management's Discussion and Analysis of Financial Condition and Results of Operations may include forward-looking statements, the accuracy of which is subject to a number of risks and assumptions. The Company's Form 10-K for the fiscal year ended December 31, 1996, discusses such risks and assumptions and other key factors that could cause actual results to differ materially from those expressed in such forward-looking statements. An additional risk factor is the Company's ability to timely and efficiently address the Year 2000 problem.


Form 10-Q                                               Crawford & Company
Quarter Ended June 30, 1997                             Page 15


Review by Independent Public Accountants.

Arthur Andersen LLP, independent public accountants, has performed a review of the interim financial information contained herein in accordance with established professional standards and procedures for such a review and has issued its report with respect thereto (see page 16).


Form 10-Q                                               Crawford & Company
Quarter Ended June 30, 1997                             Page 16


                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and
Board of Directors of
Crawford & Company:

We have made a review of the accompanying condensed consolidated balance sheet of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of June 30, 1997 and the related condensed consolidated statements of income for the three-month and six-month periods ended June 30, 1997 and 1996 and the related condensed consolidated statements of cash flows for the six-month periods ended June 30, 1997 and 1996. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Crawford & Company and subsidiaries as of December 31, 1996, and the related consolidated statements of income, shareholders' investment and cash flows for the year then ended (not presented separately herein), and in our report dated January 28, 1997, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1996 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                   /s/Arthur Andersen LLP

Atlanta, Georgia
August 7, 1997


Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1997                            Page 17


PART II - OTHER INFORMATION

Item 4.  Submission of Matters to a Vote of Security Holders

         On April 22, 1997, the Registrant held its Annual Meeting of Shareholders. At the Annual Meeting, the Class B Shareholders, the only class entitled to vote at the meeting, voted on (i) the election of nine (9) directors for a one year term; (ii) the approval of the adoption of the 1997 Key Employee Stock Option Plan; (iii) the approval of the adoption of the 1997 Non-Employee Director Stock Option Plan; and (iv) ratification of the selection of Arthur Andersen LLP as the Registrant's auditor for the year ending December 31, 1997. The results of that voting are as follows:

         Election of Directors

         Name                           Votes For      	Votes Withheld

         Dennis A. Smith               15,530,017               67,358
         Forrest L. Minix              15,529,717               67,658
         J. Hicks Lanier               15,530,510               66,865
         Charles Flather               15,530,510               66,865
         Linda K. Crawford             15,519,034               78,341
         Jesse C. Crawford             15,530,509               66,866
         Larry L. Prince               15,528,945               68,430
         John A. Williams              15,529,145               68,230
         E. Jenner Wood, III           15,529,189               68,186

         Approval of the Adoption of the 1997 Key Employee Stock Option Plan
         Votes For        Votes Against        Abstain        Broker No Vote
        14,240,034           254,609            60,309           1,042,423

         Approval of the Adoption of the 1997 Non-Employee Director Stock Option Plan

         Votes For        Votes Against        Abstain        Broker No Vote
        14,229,224           266,511            59,217           1,042,423

         Ratification of Appointment of Auditors

         Votes For        Votes Against        Abstain
        15,586,087             7,738            3,550


Form 10-Q                                               Crawford & Company
Quarter Ended June 30, 1997                             Page 18


PART II - OTHER INFORMATION


Item 6.    Exhibits and Reports on Form 8-K.

           (a)  Exhibits

                15.1   Letter from Arthur Andersen LLP
                27.1   Financial Data Schedule

           (b)  Reports on Form 8-K

                Registrant filed no reports on Form 8-K during the period covered by this report.


Form 10-Q                                               Crawford & Company
Quarter Ended June 30, 1997                             Page 19


                              SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           Crawford & Company
                                              (Registrant)


Date:  August 7, 1997                   /s/D. A. Smith
                                        D. A. Smith
                                        Chairman of the Board and
                                        Chief Executive Officer

Date:  August 7, 1997                   /s/D. R. Chapman
                                        D. R. Chapman
                                        Executive Vice President - Finance
                                        (Principal Financial Officer)

Date:  August 7, 1997                   /s/J. F. Giblin
                                        J. F. Giblin
                                        Vice President and Controller
                                        (Principal Accounting Officer)


Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1997                            Page 20


                             INDEX TO EXHIBITS

Exhibit No.    Description                                 Sequential Page No.
   15.1        Letter from Arthur Andersen LLP                    21
   27.1        Financial Data Schedule  (for SEC use only)